EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Post-Effective Amendment No. 2 to the Registration Statement (Form S-3 on Form S-1 No. 333-260822) and related Prospectus of Verra Mobility Corporation for the registration of shares of its Class A common stock and to the incorporation by reference therein of our reports dated April 22, 2022, with respect to the consolidated financial statements and schedule of Verra Mobility Corporation, and the effectiveness of internal control over financial reporting of Verra Mobility Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Phoenix Arizona
May 12, 2022